

July 25, 2013

Via E-mail
Mr. Michael C. Smiley
Chief Financial Officer
Zebra Technologies Corporation
475 Half Day Road, Suite 500
Lincolnshire, IL 60069

      Re: **Zebra Technologies Corporation**
              Form 10-K for the fiscal year ended December 31, 2012
              Filed February 21, 2013
              File No. 000-19406

Dear Mr. Smiley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Exit and restructuring costs, page 27

1.   We note that during the year ended December 31, 2012 you incurred $960,000 of restructuring charges related to your location solutions business management structure. We also note that you expect to incur an additional $5.4 million in costs related to this restructuring. Your current discussion of reasons for the charge, its expected impact and the goals of the restructuring plan are unclear. Please refer to the staff's views expressed in SAB Topic 5-P.4 on disclosures relating to restructuring plans and in future filings please revise your disclosure to address the following:

- Disclose the specific adverse economic, business, competitive, or other factors that precipitated the restructuring charges.
- Quantify and disclose the expected effects on future earnings and cash flows resulting from the restructuring plan along with the initial period in which those effects are expected to be realized.
- Discuss whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues.
- Clearly identify the income statement line items to be impacted (for example, cost of sales; marketing; selling, general and administrative expenses; etc.).
- In future periods if actual savings anticipated by the restructuring plan are not achieved as expected or are achieved in periods other than as expected, MD&A should discuss that outcome, its reasons, and its likely effects on future operating results and liquidity.

Note 20 – Geographic Data, page F-32

2.   We note that you attribute revenue by geographic area to the destination of the final sale. We further note your revenues for the United States are greater than your total revenues for North America. Please explain to us how you determine your revenue allocation by country and explain why revenues for the United States are greater than the revenues from North America. Additionally, please revise future filings to clearly explain your basis for determining revenues by country.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643 with any other questions.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief